UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

For Immediate Release

ASUR 3Q12 PASSENGER TRAFFIC UP 10.18% YOY

México D.F., October 23, 2012 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three and nine-month periods ended September 30, 2012.

3Q12 Highlights1:

•	EBITDA2 increased by 17.81% to Ps.691.80 million

•	Total passenger traffic was up 10.18%

•	Total revenues rose by 16.50% due to increases of 14.27% in aeronautical revenues, 14.52% in non-aeronautical revenues, and 35.21% in construction services revenues

•	Commercial revenues per passenger increased by 5.30% to Ps.67.81

•	Operating profit increased by 20.44%

•	EBITDA margin increased to 56.61% from 55.98% in 3Q11
_________

1.
Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and nine-month periods ended September 30, 2012, and the equivalent three- and nine-month periods ended September 30, 2011.  Financial figures for the three- and nine-month periods ended September 30, 2011 have been restated to reflect IFRS.  Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.12.8695.

2.
EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Passenger Traffic

For the third quarter of 2012, total passenger traffic increased year-over-year by 10.18%. Domestic passenger traffic increased by 17.21% while international passenger traffic rose by 3.49%.

The 17.21% growth in domestic passenger traffic growth was driven by increases at Cancún, Cozumel, Minatitlán, Oaxaca, Villahermosa and Oaxaca. The 3.49% growth in international passenger traffic resulted mainly from an increase of 3.32% in international traffic at the Cancún airport.

Passenger traffic for the nine-month period ended September 30, 2012 increased 9.31% compared to the same period last year, reflecting increases of 17.14% in domestic passenger traffic and 3.86% in international passenger traffic.

Table I: Domestic Passengers (in thousands)
Airport	3Q11	3Q12	% Change	9M 2011	9M 2012	% Change
Cancún	1,114.5	1,434.6	28.72	2,738.8	3,466.5	26.57
Cozumel	21.4	27.2	27.10	41.1	68.9	67.64
Huatulco	112.8	110.6	(1.95)	290.8	304.1	4.57
Mérida	288.0	284.3	(1.28)	819.6	838.2	2.27
Minatitlán	24.5	31.9	30.20	75.0	93.3	24.40
Oaxaca	98.1	114.3	16.51	249.9	310.8	24.37
Tapachula	37.8	36.3	(3.97)	114.9	110.3	(4.00)
Veracruz	203.2	208.5	2.61	576.6	575.5	(0.19)
Villahermosa	213.2	229.5	7.65	578.8	658.3	13.74
TOTAL	2,113.5	2,477.2	17.21	5,485.5	6,425.9	17.14
  Note:   Passenger figures exclude transit and general aviation passengers.

II: International Passengers (in thousands)
Airport	3Q11	3Q12	% Change	9M 2011	9M 2012	% Change
Cancún	2,068.2	2,136.8	3.32	7,288.4	7,575.9	3.94
Cozumel	64.1	66.7	4.06	310.5	303.1	(2.38)
Huatulco	3.7	4.7	27.03	52.3	53.5	2.29
Mérida	22.9	26.5	15.72	70.4	76.6	8.81
Minatitlán	1.3	1.6	23.08	3.4	4.5	32.35
Oaxaca	13.5	14.2	5.19	37.3	40.6	8.85
Tapachula	1.6	1.8	12.50	5.7	5.8	1.75
Veracruz	30.2	28.3	(6.29)	71.6	77.3	7.96
Villahermosa	14.7	17.0	15.65	37.4	43.6	16.58
TOTAL	2,220.2	2,297.6	3.49	7,877.0	8,190.9	3.86
  Note:   Passenger figures exclude transit and general aviation passengers.

ASUR 3Q12, Page 2 of 22

Table III: Total Passengers (in thousands)
Airport	3Q11	3Q12	% Change	9M 2011	9M 2012	% Change
Cancún	3,182.7	3,571.4	12.21	10,027.2	11,042.4	10.12
Cozumel	85.5	93.9	9.82	351.6	372.0	5.80
Huatulco	116.5	115.3	(1.03)	343.1	357.6	4.23
Mérida	310.9	310.8	(0.03)	890.0	914.8	2.79
Minatitlán	25.8	33.5	29.84	78.4	97.8	24.74
Oaxaca	111.6	128.5	15.14	287.2	351.4	22.35
Tapachula	39.4	38.1	(3.30)	120.6	116.1	(3.73)
Veracruz	233.4	236.8	1.46	648.2	652.8	0.71
Villahermosa	227.9	246.5	8.16	616.2	701.9	13.91
TOTAL	4,333.7	4,774.8	10.18	13,362.5	14,606.8	9.31
  Note:   Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 3Q12

Total revenues for 3Q12 increased year-over-year by 16.50% to Ps.1,222.01  million. This was mainly due to increases of:

•	14.27% in revenues from aeronautical services, principally as a result of the 10.18% rise in passenger traffic;

•	14.52% in revenues from non-aeronautical services, reflecting the 15.94% increase in commercial revenues detailed below; and

•	35.21% in revenues from construction services as a result of capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 15.94% year-over-year during the quarter, principally due to the 10.18% increase in passenger traffic. There were increases in revenues in the following activities:

•	41.10% in advertising;
•	18.17% in retail operations;
•	15.62% in car rental revenues;
•	15.08% in banking and currency exchange services;
•	13.95% in food and beverage;
•	10.55% in duty-free stores;
•	4.90% in ground transportation;
•	4.11% in parking lot fees; and
•	24.55% in other revenue.

These increases more than offset the 11.18% decline in teleservices.

ASUR 3Q12, Page 3 of 22

Retail and Other Commercial Space
Opened since June 30, 2011

Business Name	Type	Opening Date
Cancún
Traffic Tours	Tourism booth	September 2011
Starbucks Café	Food & beverage	July 2011
Mérida
Sunglass Island	Retail	July 2012
Kukis	Retail	March 2012
Villahermosa
Operadora de Tiendas exclusivas	Retail	June 2012
Snack Bar Aqua	Food & beverage	June 2012
Tienda de Artesanias	Retail	August 2012
Veracruz
Rent a Matic Itza	Car rentals	August 2012

Construction revenues and expenses. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the period. During 3Q12, ASUR recognized Ps.145.63 million in revenues from “Construction Services” because of improvements to its concessioned assets, a 35.21% year-on-year increase. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of IFRIC 12, the increase in Construction Revenues in 3Q12 did not result in a proportionate increase in the EBITDA Margin, which is equal to EBITDA divided by total revenues.

Total operating costs and expenses for 3Q12 increased 13.03% year-over-year. This was primarily due to the following increases:

•	35.21% in construction costs, due to greater improvements made to the concessioned assets during the period;

•
6.08% in costs of services, principally reflecting higher sales volumes, and therefore higher costs of sales at the convenience stores directly operated by ASUR, and higher fees paid to third parties in connection with ASUR’s participation in international projects. Increased insurance costs, as well as the costs of a bond required in connection with an appeal of a decision overturning a tax credit, and higher maintenance expenses also contributed to the increase;

ASUR 3Q12, Page 4 of 22

•	9.50% in administrative expenses mainly due to higher professional fees paid to third parties and travel expenses in connection with the Muñoz Marin Airport in San Juan, Puerto Rico (“LMM”) project;

•	17.76% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	15.03% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee); and

•	4.47% in depreciation and amortization, resulting mainly from capitalized investments.

Operating margin for the quarter increased to 48.34% from 46.76% in 3Q11. This was mainly due to the 16.50% increase in revenues which more than offset the 13.03% increase in expenses during the period.

Comprehensive Financing Gain (Loss) for 3Q12 was a Ps.6.69 million loss, compared to a Ps.21.2 million gain in 3Q11, principally due to a foreign exchange loss during the quarter as compared to a foreign exchange gain in 3Q11.

During 3Q12, ASUR reported a foreign exchange loss of Ps.9.08 million which principally resulted from the 6.74% appreciation of the Mexican peso against the U.S. dollar during the period derived of a foreign currency net asset position.

Interest expense declined in 3Q12 by Ps.4.60 million year-on-year, principally reflecting lower debt levels as a result of the Ps.277.5 million in principal payments made during 3Q12. Interest income increased by Ps.1.53 million year-on-year reflecting higher investments resulting from the increase in net income during the period.

Comprehensive Financing Result (Cost)
	3Q11	3Q12	Change	% Change
Interest income	(19,812)	21,342	1,530	8
Interest expenses	(13,674)	(9,079)	4,596	34
Loss (gains) on valuation of derivative	637	--	(637)	(100.)
Foreign exchange gain (loss), net	14,436	(18,952)	(33,389)	(231)
Total	21,211	(6,689)	(27,901)	(132)

ASUR 3Q12, Page 5 of 22

	9M11	9M12	Change	% Change
Interest income	59,998	62,766	2,768	5
Interest expenses	(44,954)	(29,223)	15,731	(35)
Loss (gains) on valuation of Derivative	2,061	601	(1,460)	(71)
Foreign exchange gain (loss), net	11,207	(22,838)	(34,045)	(304)
Total	28,312	11,306	(17,006)	(60)

	2011	2012
Exchange rate at September	13.7994	12.8695
Exchange rate at June	11.7230	13.4084

Income Taxes. Following the changes in Mexican tax law that took effect on January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica” or “IETU”) and eliminated the asset tax, the Company evaluates and reviews its deferred assets and liabilities position as applied by Mexican Tax laws.

Income taxes for 3Q12 increased by 18.04%, or Ps.26.75 million year-over-year, principally due to the following factors:

•	Provisional IETU payments of Ps.5.40 million by some of ASUR’s subsidiaries;

•
A Ps.18.55 million increase in the provision for income taxes, as a result of a higher taxable base resulting from the 16.50% increase in revenues during the period, which more than offset the 13.03% increase in operating costs.

•	A Ps.9.90 million increase in deferred income taxes resulting from the recognition of inflationary effects;

•	A Ps.2.65 million decline in deferred IETU because of the expiration of tax credits; and

•	A Ps.0.26 million decline in the asset tax for amounts that cannot be credited against other taxes.

Net income for 3Q12 increased by 12.55% to Ps.409.07 million from Ps.363.45 million in 3Q11. Earnings per common share for the quarter were Ps.1.3636, or earnings per ADS (EPADS) of US$1.0595 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.2115, or EPADS of US$0.9414, for the same period last year.

ASUR 3Q12, Page 6 of 22

  Table IV: Summary of Consolidated Results for 3Q12
	3Q11	3Q12	% Change
Total Revenues	1,048,979	1,222,011	16.50
Aeronautical Services	615,896	703,766	14.27
Non-Aeronautical Services	325,378	372,618	14.52
Commercial Revenues	282,158	327,130	15.94
Construction Services	107,705	145,627	35.21
Operating Profit	490,480	590,746	20.44
Operating Margin %	46.76%	48.34%	3.37%
EBITDA	587,213	691,802	17.81
EBITDA Margin %	55.98%	56.61%	1.13%
Net Income	363,451	409,066	12.55
Earnings per Share	1.2115	1.3636	12.55
Earnings per ADS in US$	0.9414	1.0595	12.55
Note:  U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.8695.

  Table V: Commercial Revenues per Passenger for 3Q12
	3Q11	3Q12	% Change
Total Passengers (‘000)	4,382	4,824	10.09
Total Commercial Revenues	282,158	327,130	15.94
Commercial revenues from direct operations (1)	65.308	81,649	25.02
Commercial revenues excluding direct operations	216,850	245,481	13.20

	3Q11	3Q12	% Change
Total Commercial Revenue per Passenger	64.40	67.81	5.30
Commercial revenue from direct operations per passenger (1)	14.90	16.93	13.62
Commercial revenue per passenger (excluding direct operations)	49.50	50.88	2.79
Note:	For purposes of this table, approximately 69,800 and 48,900 transit and general aviation passengers are included for 3Q11 and 3Q12, respectively.
(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

ASUR 3Q12, Page 7 of 22

  Table VI: Operating Costs and Expenses for 3Q12
	3Q11	3Q12	% Change
Cost of Services	236,382	250,766	6.08
Construction Costs	107,704	145,627	35.21
Administrative	43,268	47,378	9.50
Technical Assistance	30,958	36,455	17.76
Concession Fees	43,454	49,983	15.03
Depreciation and Amortization	96,733	101,056	4.47
TOTAL	558,499	631,265	13.03

Consolidated Results for the Nine-Months Ended September 30, 2012

Total revenues for 9M12 increased year-over-year by 18.00% to Ps.3,783.5 million, mainly due to the following increases:

•	14.66% in revenues from aeronautical services as a result of the 9.31% increase in passenger traffic during the period;

•	19.78% in revenues from non-aeronautical services, principally as a result of the 21.44% increase in commercial revenues detailed below; and
•	32.75% in construction services in connection with higher investments during the period.

Commercial revenues for 9M12 rose by 21.44% year-over-year, principally as a result of revenue increases in the following areas:

•	38.76% in advertising;

•	24.18% in retail operations;

•	23.65% in other income;

•	22.95% in duty-free stores;

•	18.18% in banking and currency exchange services;

•	16.82% in food and beverage;

•	14.54% in car rentals;

•	12.35% in ground transportation services;

•	4.41% in teleservice; and

•	3.17% in parking lot fees.

Total operating costs and expenses for 9M12 rose 13.47%, mainly due to the following increases:

•	32.75% in construction costs resulting from higher investments;

•
7.52% in cost of services, principally reflecting higher energy costs, security and maintenance, and professional fees to third parties in connection with ASUR’s participation in international bidding processes. Higher costs of sales as a result of higher sales volumes at the convenience stores directly operated by ASUR also contributed to the increase;

ASUR 3Q12, Page 8 of 22

•	10.07% in administrative expenses, principally due to travel expenses in connection with international bidding projects;

•	19.86% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•	15.81% in concession fees, mainly due to the increase in regulated revenues (a factor in the calculation of the fee); and

•	4.80% in depreciation and amortization mainly due to changes in the depreciation and amortization rates.

Operating margin increased to 51.82% for 9M12, from 49.90% in 9M11.  This was mainly the result of the 18.00% growth in revenues which more than offset the 13.47% increase in operating expenses for the period.

Net income for 9M12 increased by 20.86% to Ps.1,410.27 million. Earnings per common share for the period were Ps.4.7009, or earnings per ADS (EPADS) of US$3.6527 (one ADS represents ten series B common shares).  This compares with Ps.3.8896, or EPADS of US$3.0224, for the same period last year.

Table VII: Summary of Consolidated Results for 9M12
(in thousands)
	9M11	9M12	% Change
Total Revenues	3,206,485	3,783,500	18.00
Aeronautical Services	1,887,992	2,164,726	14.66
Non-Aeronautical Services	1,013,898	1,214,437	19.78
Commercial Revenues	881,662	1,070,649	21.44
Construction Services	304,595	404,337	32.75
Operating Profit	1,600,024	1,960,657	22.54
Operating Margin %	49.90%	51.82%	3.84%
EBITDA	1,885,940	2,260,284	19.85
EBITDA Margin %	58.82%	59.74%	1.57%
Net Income	1,166,887	1,410,267	20.86
Earnings per Share	3.8896	4.7009	20.86
Earnings per ADS in US$	3.0224	3.6527	20.86
Note:    U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.13.4084.

Table VIII: Commercial Revenues per Passenger for 9M12
(in thousands)
	9M11	9M12	% Change
Total Passengers *(‘000)	13,517	14,759	9.19
Total Commercial Revenues	881,662	1,070,649	21.44
Commercial revenues from direct operations (1)	191,115	249,444	30.52
Commercial revenues excluding direct operations	690,547	821,205	18.92

ASUR 3Q12, Page 9 of 22

	9M11	9M12	% Change
Total Commercial Revenue per Passenger	65.23	72.54	11.21
Commercial revenue from direct operations per passenger (1)	14.14	16.90	19.52
Commercial revenue per passenger (excluding direct operations)	51.09	55.64	8.91
*	For purposes of this table, approximately 249,200 and 151,800 transit and general aviation passengers are included for 9M11 and 9M12, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Table IX: Operating Costs and Expenses for 9M12
(in thousands)
	9M11	9M12	% Change
Cost of Services	658,852	708,390	7.52
Construction Costs	304,595	404,337	32.75
Administrative	123,549	135,992	10.07
Technical Assistance	99,300	119,020	19.86
Concession Fees	134,249	155,477	15.81
Depreciation and Amortization	285,916	299,627	4.80
TOTAL	1,606,461	1,822,843	13.47

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 9M12 were Ps.2,362.74 million, resulting in an annual average tariff per workload unit of Ps.157.06. ASUR’s regulated revenues accounted for approximately 62.45% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On September 30, 2012, Airport Concessions represented 82.31% of the Company’s total assets, with current assets representing 16.02% and other assets representing 1.67%.

Cash and cash equivalents on September 30, 2012 were Ps.1,941.59 million, a 26.93% increase from the Ps.1,529.67 million in cash and cash equivalents recorded on December 31, 2011.

ASUR 3Q12, Page 10 of 22

Shareholders’ equity at the close of 3Q12 was Ps.15,806.59 million and total liabilities were Ps.2,936.43 million, representing 84.33% and 15.66% of total assets, respectively. Deferred liabilities represented 72.54% of the Company’s total liabilities.

Total bank debt at September 30, 2012 was Ps.414.4 million, including Ps.1.3 million in accrued interest. During August and September of 2010, Cancun Airport entered into two three-year credit agreements of Ps.350 million and Ps.570 million with two banks. The terms of the agreements include a floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 1.5% and quarterly principal payments. In addition, in September of 2011, Veracruz Airport entered into a three-year credit agreement of Ps.50 million. The terms include a  floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 0.75% and quarterly principal payments.

During the quarter, ASUR made aggregate principal payments of Ps.98.1 million in connection with the Ps.350 million, Ps.570 million and Ps.50 million three-year credit agreements.

In the fourth quarter of 2011, Cancún Airport obtained authorization for two new bank loans from Banamex and BBVA Bancomer of US$300 million and Ps.1,500 million, respectively.  These loans remain subject to certain conditions precedent, including the negotiation of definitive documentation for the loans.  To date, ASUR has not yet made use of the authorized credit lines.

Capital Expenditures

During 3Q12, ASUR made investments of Ps.122.15 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

Recent Events

ASUR and Highstar Capital Win Bid to be Private Operator of Luis Muñoz Marín Airport in San Juan, Puerto Rico
On July 19, 2012 ASUR announced that the Puerto Rico Public-Private Partnership Committee declared Aerostar Airport Holdings (“Aerostar”) the winner of a public bidding process to become the private operators of the Luis Muñoz Marín international airport in San Juan, Puerto Rico (“LMM Airport”).  Aerostar is a limited liability company owned 50% by each of ASUR (through its Cancun Airport subsidiary) and Highstar Capital IV.

LMM Airport handles over 8.5 million passengers per year and is served by over 14 airlines.  LMM airport generates over 8,000 direct and indirect jobs and recently opened the newly-constructed Terminal A, which is currently served by JetBlue. Aerostar intends to transform LMM into a world-class airport through a capital investment program of over $1.4 billion during the term of the lease, while working with the airport community and airlines to better serve passengers.

ASUR 3Q12, Page 11 of 22

On July 24, 2012 Aerostar signed a lease agreement (the “Lease Agreement”) for LMM Airport with the Puerto Rico Ports Authority (the “PRPA”). The closing of the Lease Agreement, however, is subject to a number of conditions precedent, including approval of the Lease Agreement and the award of a Part 139 operating certificate by the U.S. Federal Aviation Administration (“FAA”) as previously disclosed. The Lease Agreement has a term of 40 years and involves an upfront payment of $615 million, which is expected to be funded by a mixture of debt financing incurred by Aerostar and equity contributions by each of ASUR (through its Cancun Airport subsidiary) and Highstar Capital IV.

Following the execution of the Lease Agreement, Aerostar and the PRPA have undertaken a  number of critical steps towards the closing:

•	The PRPA submitted an application to the FAA for approval of the Lease under the FAA’s Airport Privatization Pilot Program.

•	Aerostar has also begun discussions with the FAA regarding its application for a Part 139 operating certificate.

•
Aerostar named the transition team for its operations at LMM airport.  The transition team has already begun meeting with airlines, concessionaires and other stakeholders at LMM Airport to help facilitate a smooth transition to the closing of the Lease.

The current capital structure for Aerostar is as follows:

•	Each of Highstar and ASUR own 50% of the membership interests in Aerostar.

•
Aerostar has received financing commitments from a syndicate of international and Puerto Rican banks for a term loan of up to $350 million of the upfront leasehold fee, a term loan of $50 million for capital expenditures and a $10 million revolving credit facility.

•
ASUR has committed to lend Aerostar up to $100 million to fund the payment of the upfront leasehold fee due under the Lease, which is subject to adjustment based on the amount of third party financing available to Aerostar.  The commitment for this loan provides that it would be subordinated to senior indebtedness, bear interest at LIBOR plus 2.00% and be required to be repaid by Aerostar from cash available for distribution in priority to equity distributions to ASUR and Highstar Capital IV.

•
In exchange for ASUR’s loan commitment, Highstar Capital IV has granted ASUR certain benefits, including an agreement that if Highstar Capital IV sells any of its interest in Aerostar and ASUR’s Cancún airport subsidiary continues to hold at least 25% of Aerostar’s membership units, ASUR will be entitled to 20% of Highstar Capital IV’s realized investment return on such sale in excess of 14% per annum.

ASUR 3Q12, Page 12 of 22

For more details related to these recent events, refer to ASUR’s press releases issued on July 19 and 24, and September 12, 2012.

IFRS Adoption

In compliance with regulations established by the Mexican National Banking and Securities Commission (CNBV), as of January 1, 2012 the Company has adopted International Financial Reporting Standards (IFRS) as the accounting standards to prepare its financial statements.

Furthermore, and in compliance with INIF 19 “Changes derived from the adoption of IFRS,” the most significant accumulated changes in net shareholders’ equity as of January 1, 2011  are included in the table below:

Effects on the initial Shareholders’ Equity resulting from the adoption of IFRS as of January 1, 2011 (in thousands of Mexican Pesos)
Item	Description	Capital Stock	Retained Earnings	Legal Reserve	Total Shareholders’ Equity
Labor liabilities	Elimination of severance liabilities according to NIF D-3 and creation of a liability under IAS 19 Net		7,835		7,835
Deferred employee profit sharing	Reversal of deferred employee profit sharing as it is outside the reach of IAS 12		(2,905)		(2,905)
Creation of a reserve for vacation	Recognition of accrued vacation rights not used by year-end.		(18,339)		(18,339)
Deferred Assets (income tax and flat tax)	Impact on deferred IETU derived from the recognition of provisions for vacations and employee benefits		3,534		3,534
Capital Stock	Elimination of inflation accounting.	(5,031,928)			(5,031,928)
Legal Reserve	Elimination of inflation accounting			(23,025)	(23,025)
Capital Stock and Legal Reserve	Reclassification of inflation accounting of capital stock and legal reserve to retained earnings		5,054,953		5,054,953
TOTAL		(5,031,928)	5,045,078	(23,025)	(9,875)

ASUR 3Q12, Page 13 of 22

The following table presents the principal effects of IFRS on Shareholders’ Equity as of September 30, 2012, December 31, 2011 and January 1, 2011:

(In thousands of Mexican Pesos)	September 30, 2012	December 31, 2011	January 1, 2011
Shareholders’ Equity Under Mexican Financial Reporting Standards	15,820,904	15,487,813	14,795,457
IFRS Adjustments:
Deferred Employee Profit Sharing (Note b)	(3,862)	(3,862)	(2,905)
Severance Liability and actuarial gains and losses (Note e)	10,836	10,342	7,835
Reserve for Vacations (Note f)	(23,502)	(22,099)	(18,339)
Deferred IETU (Note c)	2,217	4,218	3,534
Total IFRS Adjustments	(14,311)	(11,401)	(9,875)
Shareholders’ Equity Under IFRS	15,806,593	15,476,412	14,785,582

--
See page 22 for notes on IFRS transition effects.

The following table presents the principal effects of IFRS on the Income Statement for the nine-month period ended on September 30, 2011 and 2012.

(In thousands of Mexican Pesos)	3Q12	3Q11	9M12	9M11	Jan-Dec 2011
Net Income Under Mexican Financial Reporting Standards	409,339	363,693	1,413,091	1,170,082	1,592,356
Elimination of severance liabilities according with NIF D-3 and creation of a liability under IAS 19 – Net (Note e)	-203	565	580	2,138	3,244
Elimination of PTU difference					(957)
Recognition of accrued rights not used (Note f)	-601	-1,222	(1,403)	(3,234)	-3760
Effect on deferred IETU resulting from the recognition of a reserve for vacation and employee benefits (Note c)	531	415	(2,001)	(2,099)	684
Net Income Under IFRS	409,066	363,451	1,410,267	1,166,887	1,591,567
Actuarial Gains and Losses	(265)	(184)	(86)	(553)	(737)
Comprehensive Net Income Under IFRS	408,801	363,267	1,410,181	1,166,334	1,590,830

--
See page 22 for notes on IFRS transition effects.

ASUR 3Q12, Page 14 of 22

3Q12 Earnings Conference Call

Day:	Wednesday, October 24, 2012

Time:	10:00 AM US ET; 9:00 AM Mexico City time

Dial-in number:	1-888-846-5003 (US & Canada) and 1-480-629-9856 (International & Mexico)

Access Code:	4569419 Please dial in 10 minutes before the scheduled start time.

Replay:	Wednesday, October 24, 2012 at 1:00 PM US ET, ending at midnight US ET on Wednesday, October 31, 2012. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 4569419.

Analyst Coverage
Actinver Casa de Bolsa, Barclays, BBVA Bancomer, Bofa Merril Lynch, Citi Investment Research, Credit Suisse, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa, Vector.

Note: ASUR is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 3Q12, Page 15 of 22

ASUR 3Q12, Page 16 of 22

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to September 30, 2012 and 2011

Thousands of Mexican pesos

Item	9M 2011	9M 2012	% Change	3Q 2011	3Q 2012	% Change
Revenues						
Aeronautical Services	1,887,992	2,164,726	14.66	615,896	703,766	14.27
Non-Aeronautical Services	1,013,898	1,214,437	19.78	325,378	372,618	14.52
Construction Services	304,595	404,337	32.75	107,705	145,627	35.21
Total Revenues	**3,206,485**	**3,783,500**	**18.00**	**1,048,979**	**1,222,011**	**16.50**
Operating Expenses						
Cost of Services	658,852	708,390	7.52	236,382	250,766	6.08
Cost of Construction	304,595	404,337	32.75	107,704	145,627	35.21
General and Administrative Expenses	123,549	135,992	10.07	43,268	47,378	9.50
Technical Assistance	99,300	119,020	19.86	30,958	36,455	17.76
Concession Fee	134,249	155,477	15.81	43,454	49,983	15.03
Depreciation and Amortization	285,916	299,627	4.80	96,733	101,056	4.47
Total Operating Expenses	**1,606,461**	**1,822,843**	**13.47**	**558,499**	**631,265**	**13.03**
Operating Income	**1,600,024**	**1,960,657**	**22.54**	**490,480**	**590,746**	**20.44**
Comprehensive Financing Cost	28,312	11,305	(60.07)	21,211	(6,691)	(131.54)
Non-Ordinary Item						
Non-Ordinary Item	-	-	-	-	-	-
Income Before Income Taxes	**1,628,336**	**1,971,962**	**21.10**	**511,691**	**584,055**	**14.14**
Provision for IETU	11,624	12,328	6.06	4,190	5,404	28.97
Provision for Income Tax	455,529	573,494	25.90	144,432	162,981	12.84
Provision for Asset Tax	8,336	8,597	3.13	3,126	2,866	(8.32)
Deferred Income Taxes	(41,324)	(49,300)	19.30	(12,804)	(2,904)	(77.32)
Deferred IETU	27,284	16,576	(39.25)	9,296	6,642	(28.55)
Net Income for the Year	**1,166,887**	**1,410,267**	**20.86**	**363,451**	**409,066**	**12.55**
Earning per Share	**3.89**	**4.70**	**20.86**	**1.2115**	**1.3636**	**12.55**
Earning per American Depositary Share (in U.S. Dollars)	**3.02**	**3.65**	**20.86**	**0.9414**	**1.0595**	**12.55**
Exchange rate per dollar Ps. 12.8695

ASUR 3Q12, Page 17 of 22

ASUR 3Q12, Page 18 of 22

ASUR 3Q12, Page 19 of 22

ASUR 3Q12, Page 20 of 22

ASUR
AEROPUERTOS DEL SURESTE

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Balance Sheet as of September 30, 2012 and 2011
Thousands of Mexican pesos

Item	September 2012			December 2011			January 2011		
	Mexican NIF	Transition effects	IFRS	Mexican NIF	Transition effects	IFRS	Mexican NIF	Transition effects	IFRS
Assets									
Current Assets									
Cash and Cash Equivalents	1,941,590		1,941,590	1,529,667		1,529,667	1,442,879		1,442,879
Trade Receivables, net	284,672		284,672	462,102		462,102	389,960		389,960
Recoverable Taxes and Other Current Assets	775,963		775,963	894,520		894,520	921,193		921,193
Total Current Assets	**3,002,225**	**-**	**3,002,225**	**2,886,289**	**-**	**2,886,289**	**2,754,032**	**-**	**2,754,032**
Non Current Assets									
Machinery, Furniture and Equipment, net	313,536		313,536	306,504		306,504	305,629		305,629
Airports Concessions, net	15,427,260		15,427,260	15,405,490		15,405,490	14,945,330		14,945,330
Deferred eEmployees' Statutory Profit Sharing	3,862	(3,862)	-	3,862	(3,862)	-	2,905	(2,905)	-
Total Non Current Assets	**15,431,122**	**(3,862)**	**15,427,260**	**15,715,856**	**(3,862)**	**15,711,994**	**15,253,864**	**(2,905)**	**15,250,959**
Total Assets	**18,746,883**	**(3,862)**	**18,743,021**	**18,602,145**	**(3,862)**	**18,598,283**	**18,007,896**	**(2,905)**	**18,004,991**
Liabilities and Stockholders' Equity									
Current Liabilities									
Trade Accounts Payable	17,031		17,031	28,876		28,876	10,738		10,738
Bank Loans	374,254		374,254	374,640		374,640	243,102		243,102
Accrued Expenses and Others Payables	352,749	23,502	376,251	335,098	22,099	357,197	242,820	18,339	261,159
Total Current Liabilities	**744,034**	**23,502**	**767,536**	**738,614**	**22,099**	**760,713**	**496,660**	**18,339**	**514,999**
Long Term Liabilities									
Bank Loans	38,889		38,889	321,950		321,950	647,503		647,503
Deferred Income Taxes	1,457,797		1,457,797	1,385,685		1,385,685	1,461,089		1,461,089
Deferred Flat Rate Business Tax	667,477	(2,217)	665,260	652,903	(4,218)	648,685	595,370	(3,534)	591,836
Labor Obligations	17,782	(10,836)	6,946	15,180	(10,342)	4,838	11,817	(7,835)	3,982
Total Long Term Liabilities	**2,181,945**	**(13,053)**	**2,168,892**	**2,375,718**	**(14,560)**	**2,361,158**	**2,715,779**	**(11,369)**	**2,704,410**
Total Liabilities	**2,925,979**	**10,449**	**2,936,428**	**3,114,332**	**7,539**	**3,121,871**	**3,212,439**	**6,970**	**3,219,409**
Stockholders' Equity									
Capital Stock	12,799,204	(5,031,928)	7,767,276	12,799,204	(5,031,928)	7,767,276	12,799,204	(5,031,928)	7,767,276
Legal Reserve	430,492	(17,614)	412,878	350,875	(17,614)	333,261	287,117	(23,025)	264,092
Share Repurchase Reserve	-		-	-			-		-
Net Income for the Period	1,413,091	(2,824)	1,410,267	1,592,356	(790)	1,591,566	1,275,143		1,275,143
IFRS Conversion Adjustment	-	5,044,255	5,044,255	-	5,044,341	5,044,341	-	5,045,078	5,045,078
Retained Earnings	1,178,117	(6,200)	1,171,917	745,378	(5,410)	739,968	433,993		433,993
Total Stockholders' Equity	**15,820,904**	**(14,311)**	**15,806,593**	**15,487,813**	**(11,401)**	**15,476,412**	**14,795,457**	**(9,875)**	**14,785,582**
Total Liabilities and Stockholders' Equity	**18,746,883**	**(3,862)**	**18,743,021**	**18,602,145**	**(3,862)**	**18,598,283**	**18,007,896**	**(2,905)**	**18,004,991**

ASUR 3Q12, Page 21 of 22

REVIEW OF THE IMPACT OF TRANSITIONING TO IFRS

Below is a description of significant changes on IFRS implementation:

a)	Inflation

The Company determined the inflationary effects relating to the capital stock and legal reserve accounts should be eliminated in accordance with International Accounting Standards “IAS” 21 and 29, which were in effect on the date IFRS was adopted.

Based on IFRS 1, the Company has determined it does not have to eliminate the effects of inflation on concessions. This is due to the decision of the Company to apply the transition rules of IFRIC 12 as part of the initial adoption of IFRS 1, which allow for the exception from retrospective application in cases where the "impracticability" of reconstructing asset balances is too significant. Therefore, the Company has recorded the account balances previously registered under Mexican FRS, which contain the effects of inflation through December 31, 2007, as opening balances for the adoption of IFRIC 12.

b)	Deferred taxes and deferred income tax or IETU tax

The Company has determined that it must recognize both forms of taxes (income tax or flat tax for each one of its subsidiaries) for the determination of deferred taxes based on its income projections.

c)	Labor liabilities and employee profit sharing

On the date IFRS was adopted the Company eliminated the liability relating to deferred profit sharing and severance as an adjustment to its opening balance sheet.

d)	Creation of a reserve for unused vacations

On the date IFRS was adopted, the Company recognized an accrual for the vacation rights not used by year-end, according to IAS 19 “Employee Benefits”.

e) Non ordinary items in the income statement

The line in the income statement named “Non ordinary items” has been reclassified as “Operating expenses” because IFRS does not recognize extraordinary items as a line in the income statement.

ASUR 3Q12, Page 22 of 22

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 23, 2012